Presidio Merchant Partners LLC

Statement of Financial Condition

December 31, 2015

Assets

Cash and cash equivalents	$	1,752,913
Due from related party		20,000
Accounts receivable, net		3,403
Prepaid expenses		3,144
Total Assets	$	1,779,460

Liabilities and Member's Equity

Liabilities:

Deferred revenue	$	310,000
Accrued compensation		1,030,899
Due to related party		104,199
Accrued other		23,485
Total liabilities		1,468,583
Member's Equity		310,877
Total Liabilities and Member's Equity	$	1,779,460

See accompanying Notes to Statement of Financial Condition